UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Commission File Number 1-14522

                Open Joint Stock Company "Vimpel-Communications"
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

        10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  [X]    Form 40-F [  ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes  [  ]                  No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        OPEN JOINT STOCK COMPANY
                                         "VIMPEL-COMMUNICATIONS"
                                        -------------------------
                                                (Registrant)


Date:  June 10, 2004


                                        By:     /s/ Alexander V. Izosimov
                                                -------------------------
                                        Name:    Alexander V. Izosimov
                                        Title:   Chief Executive Officer and
                                                 General Director

         On March 31, 2004, Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") announced, and submitted the press release containing such announcement in a separate Form 6-K dated March 31, 2004, that it intends to raise, subject to market and other conditions, approximately US$300 million of debt financing by the issuance of notes in the international bond markets. The offering is expected to close during the second quarter of 2004. In connection therewith, we disclosed to prospective purchasers of the notes information that has not been previously publicly reported. We have elected to provide this information, certain updates to this information and other information that has been previously disclosed, in this Form 6-K.

         Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The notes will be offered to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") and outside the United States in reliance on Regulation S under the Securities Act. The notes will not be registered under the Securities Act. Unless and until so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

         VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line GSM" brand. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP".

         This Form 6-K contains "forward-looking statements," as defined in
Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding:

         o VimpelCom's plans to expand or build networks, including through acquisitions, notably in the regions of Russia outside of Moscow and in other countries of the CIS;

         o VimpelCom's anticipated capital expenditures in Moscow and the regions of Russia;

         o VimpelCom's ability to resolve issues raised by its regulator regarding VimpelCom's Moscow operation;

         o VimpelCom's ability to merge with our subsidiaries Open Joint Stock Company "VimpelCom-Region" ("VimpelCom-Region") and Open Joint Stock Company "KB Impuls" ("KB Impuls") or transfer our licenses, frequencies and other permissions held by VimpelCom-Region or KB Impuls to VimpelCom if these mergers are consummated; and

         o VimpelCom's ability to meet license requirements and to obtain and maintain licenses, frequency allocations and regulatory approvals.

         While these statements are based on sources believed to be reliable and on our management's current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. VimpelCom cannot assure you that future results will be achieved. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 (the

"Annual Report on Form 20-F") and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom expressly disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this Form 6-K, or to make corrections to reflect future events or developments.

                                EXPLANATORY NOTE

         This Form 6-K describes matters that relate generally to VimpelCom, an open joint stock company organized under the laws of the Russian Federation, and its consolidated subsidiaries. Thus, terms such as "we," "us," "our" and similar plural pronouns are used when describing the matters that relate generally to the VimpelCom consolidated group.

         This Form 6-K describes matters that relate to our operations in the City of Moscow and the surrounding Moscow Region and we use the term "Moscow license area" to describe this area. This Form 6-K also describes matters that relate to our operations in the regions of the Russian Federation outside of the city of Moscow and the surrounding Moscow region. Thus, we use terms such as "the regions," "the regions outside of Moscow" and "the regions outside of the Moscow license area" and similar expressions when describing matters that relate to our operations in the regions of the Russian Federation outside of the City of Moscow and the surrounding Moscow region.

         For the purposes of this Form 6-K, the term "super-region" includes Russia's seven large geographical regions as well as the Moscow license area.

 CERTAIN INFORMATION WITH RESPECT TO VIMPELCOM NOT PREVIOUSLY PUBLICLY REPORTED
                  DISCLOSED TO PROSPECTIVE PURCHASERS OF NOTES

                             SELECTED OPERATING DATA

         The following selected operating data as of the three months ended March 31, 2004 and 2003 have been derived from internal Company sources and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with the section of the Annual Report on Form 20-F entitled "Item 5--Operating and Financial Review and Prospects," our consolidated financial statements and the related notes included in the Annual Report on Form 20-F and elsewhere in this Form 6-K and VimpelCom's first quarter 2004 operating and financial results press release submitted in a Form 6-K dated May 27, 2004.

                                                                                           AS OF MARCH 31,
                                                                                       2004               2003
                                                                                       ----               ----
SELECTED COMPANY OPERATING DATA:
Monthly average minutes of use per user ("MOU")1.......................                       91.4               87.5
  Moscow license are MOU...............................................                      103.0               90.3
  Regional MOU.........................................................                       80.9               81.8
Monthly average revenue per subscriber ("ARPU")2.......................                US$    10.8        US$    13.5
  Moscow license area ARPU.............................................                US$    14.1        US$    15.2
  Regional ARPU........................................................                US$     8.6        US$    10.8
Churn rate (for the period ended)3.....................................                       8.6%               9.6%
  Moscow license area churn rate.......................................                       8.9%              12.1%
  Regional churn rate..................................................                       8.1%               4.6%

--------------------

         1    Monthly MOU is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month. Beginning with the first quarter of 2004, we decided to introduce a new definition of MOU based on total minutes of usage (including both billable minutes of usage and free minutes of usage) instead of only billable minutes used in the previous definition. The MOU figures presented for the three months ended March 31, 2004 and March 31, 2003 in the above table have been calculated under the new definition.

         2    Monthly ARPU, a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company's service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company's subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company's business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company's services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

         3    Churn rate means the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. Migration of our subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans were technically recorded as churn, although we did not lose these subscribers.

          RECONCILIATION OF ARPU TO SERVICE REVENUE AND CONNECTION FEES

                    (UNAUDITED, IN THOUSANDS OF U.S. DOLLARS,
                    EXCEPT FOR ARPU AND SUBSCRIBER AMOUNTS)



                                                                                           THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                         2004              2003
                                                                                         ----              ----
TOTAL ARPU:
Service revenue and connection fees........................................              US$ 400,903      US$ 230,099
Less:  Connection fees.....................................................                      185              337
Less:  Revenue from rent of fiber-optic channels...........................                      549              372
Service revenue used to calculate ARPU.....................................                  400,169          229,390
Average number of subscribers (`000).......................................                   12,318            5,659
Average revenue per subscriber per month...................................              US$    10.8      US$    13.5

MOSCOW LICENSE AREA ARPU:
Total operating revenues...................................................              US$ 275,808      US$ 192,233
Less:  Revenues from sales of handsets and accessories and other revenues..                   26,974           17,144
Less:  Connection fees.....................................................                      162              426
Less:  Revenue from rent of fiber-optic channels...........................                      549              372
Service revenue used to calculate ARPU.....................................                  248,123          174,291
Average number of subscribers (`000).......................................                    5,846            3,815
Moscow license area average revenue per subscriber per month...............              US$    14.1      US$    15.2

REGIONAL ARPU:
Total operating revenues...................................................              US$ 178,096      US$  70,118
Less:  Revenues from sales of handsets and accessories.....................                    8,805            9,148
Less:  Other revenues......................................................                    1,801            1,148
Less:  Connection fees.....................................................                       98              126
Service revenue used to calculate ARPU.....................................                  167,392           59,696
Average number of subscribers (`000).......................................                    6,473            1,842
Regional average revenue per subscriber per month..........................              US$     8.6      US$    10.8


                                  RISK FACTORS

     The risk factors below are associated with our Company. You should carefully consider all of the information set forth in VimpelCom's Annual Report on Form 20-F for the year ended December 31, 2003 and, in particular, the risks described in the section of the Annual Report on Form 20-F entitled "Item 3--Key Information--D. Risk Factors." If any of these risks actually occur, VimpelCom's business, financial condition or results of operations could be harmed.

         The risks and uncertainties below and in the Annual Report on Form 20-F are not the only ones VimpelCom faces, but represent the risks that VimpelCom believes are material. However, there may be additional risks that VimpelCom currently considers not to be material or of which VimpelCom is not currently aware and these risks could have the effects set forth above.

                          RISKS RELATED TO OUR BUSINESS

If we are unable to complete our mergers with Vimpelcom-Region or KB Impuls or some or all of Vimpelcom-Region's and KB Impuls's licenses, frequencies and other permissions are not transferred or reissued to us during the merger process, our business may be materially adversely affected.

         On October 24, 2003, our shareholders approved the merger of VimpelCom-Region into VimpelCom, and, on April 16, 2004, our shareholders approved amendments to our charter reflecting the merger. The amendments have not yet been registered. On May 26, 2004, our shareholders approved the merger of KB Impuls into VimpelCom. We initiated the VimpelCom-Region merger process to create a stronger platform for future expansion, simplify our Company's capital structure and give our Company full exposure to the growth potential in the regions. Although we will continue to own 55.3% of VimpelCom-Region in the event that the merger is not completed, we will not realize the full benefits of a simplified capital structure, including the benefits associated with the elimination of our minority interest. We initiated the KB Impuls merger largely in response to public statements by the Minister of Information Technologies and Communications that the re-issuance of the licenses held by KB Impuls to our Company would resolve the regulatory dispute with Moscow Gossvyaznadzor. The merger of KB Impuls into our Company is subject to various Russian regulatory approvals and other conditions precedent and the mergers of KB Impuls and VimpelCom-Region into VimpelCom are subject to the transfer or reissuance of VimpelCom-Region's and KB Impuls's licenses, frequencies and other permissions to VimpelCom. After these conditions are met, certain technical steps will need to be completed to finalize the mergers.

         The current legal and regulatory regime is unclear about the timing and procedure of the transfer or reissuance of VimpelCom-Region's and KB Impuls's licenses, frequencies and other permissions to VimpelCom in the event of a merger or reorganization and this may delay or result in the non-completion of the mergers of VimpelCom-Region and KB Impuls into VimpelCom. The new Law "On Communications," or the New Law, which came into effect on January 1, 2004, contains a series of provisions applicable to the reissuance of licenses, including in connection with a merger or a reorganization of a licensee. It is unclear which of the provisions set forth in the New Law apply to different types of reorganizations. In the case of a merger of one entity into another, with the latter being the legal successor to the former, it might be reasonable to conclude that three different provisions of the New Law apply, but these provisions are contradictory. For instance, certain of these provisions require the licensee to submit the application for the transfer of a license to the successor entity while another of these provisions requires the legal successor to submit the application; in the case of the mergers of each of VimpelCom-Region and KB Impuls into VimpelCom, these two entities are different. Furthermore, if the rules are interpreted to require the application to be filed within 30 days after a merger or consolidation is complete (i.e., in the case of the mergers of VimpelCom-Region and KB Impuls into VimpelCom, after the licensee ceases to exist and all of its rights and obligations are transferred to VimpelCom, which will be the legal successor), it is unclear under the New Law whether services may continue to be provided under the initial license during the 30 day period. While we initially filed an application to transfer the VimpelCom-Region licenses to VimpelCom on March 5, 2004, due to the subsequent reorganization of the government we were advised to resubmit our application at a later date. On March 25, 2004, we submitted a new request to transfer the VimpelCom-Region licenses to VimpelCom and on May 31, 2004, we resubmitted our applications to the Federal Surveillance Service for Communications. On June 4, 2004, our applications were returned with an explanation that the organization of the Federal Surveillance Service for Communications has not been completed. We intend to resubmit the applications.

         Because of the uncertainty related to the New Law, there can be no assurance that the licenses, frequencies and other permissions of VimpelCom-Region and KB Impuls will be transferred or reissued to VimpelCom in a timely and complete manner allowing the mergers to be completed in a timely fashion and their advantages and benefits fully realized. Furthermore, as a result of the reorganization of the Russian government, not all of the officials within the Ministry of Information Technologies and Communications and related government agencies who will be responsible for this transfer or reissuance have been appointed, and not all of the implementing regulations have been promulgated. As a result, the timing of the transfer or reissuance of the licenses, frequencies and permissions and of the planned mergers is uncertain. A substantial delay in our planned mergers or the failure to transfer or reissue some or all of VimpelCom-Region's or KB Impuls's licenses, frequencies and other permissions may materially adversely affect our business.

We anticipate that we will need additional capital and we may not be able to raise it.

    We anticipate that we will need additional capital for a variety of reasons, such as:

         o financing our strategy to develop our regional GSM licenses, including possible acquisitions of existing operators or any payments required in connection with new licenses or frequencies granted to us;

         o    improving our debt portfolio structure;

         o financing new technologies, such as third generation, or 3G, services;

         o improving our infrastructure, including our information technology systems;

         o    financing our subscriber growth strategy;

         o    refinancing existing long-term indebtedness;

         o    enhancing our service and subscriber support;

         o responding to unexpected increases in the pace of network development;

         o    complying with regulatory requirements or developments;

         o    taking advantage of new business opportunities; and

         o    implementing changes in our business strategy.

       Under our current business plan, we plan to raise up to US$600.0 million, including the proceeds from the Loan, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures through 2005. This amount does not include amounts that may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas. We currently are in discussions on a possible acquisition that, if it is successfully completed, would give us access to key markets in the Far East super-region. We are also currently actively pursuing opportunities for expansion in other countries in the CIS. Although we cannot give you any assurance that we will be able to complete any transactions, if we make a significant acquisition inside or outside of Russia, we will need to increase the amount of additional debt financing correspondingly over this period above the currently projected US$600.0 million. Due to a variety of factors, including perceived risks related to our regulatory developments, operational performance or deterioration in the Russian economy or unfavorable conditions in the Russian or international capital markets, we may not be able to raise additional capital on acceptable terms. If we cannot obtain adequate financing on acceptable terms, we may be unable to make desired capital expenditures, take advantage of opportunities, refinance existing long-term indebtedness or meet unexpected financial requirements and our growth strategy may be negatively affected. This could cause us to delay or abandon anticipated expenditures or otherwise limit operations, which could adversely affect our business.

Our wireless licenses may not be extended or may be suspended or revoked, which could adversely affect our business.

We are required to meet certain terms and conditions to maintain each of our GSM licenses. These conditions include:

         o    commencing service by a certain date;

         o meeting certain line capacity and territorial or population coverage benchmarks by specified dates;

         o providing telecommunications services only after obtaining permits for operation of equipment and use of frequencies; and/or

         o    developing coverage of particular cities by specified dates.

         If we fail to meet start-of-service dates, line capacity, territorial or population coverage requirements or other technical requirements under any of our GSM licenses, or do not obtain permits for operation of our equipment or use of frequencies, or if extensions requested are not granted and action is taken against our Company or our subsidiaries, our business could be adversely affected. Each of our GSM licenses also contains a requirement that the license be registered with the local regulatory authority (formerly Gossvyaznadzor). The authorities have not registered our license in Chechnya due to the fact that there is no regulator in that region.

         Our GSM licenses covering the Central and Central Black Earth, North Caucasus, Siberian and Volga regions required us, among other things, to meet certain coverage requirements for certain specified cities by December 31, 2001. However, we did not have all of the necessary base stations installed with all necessary permissions by December 31, 2001. The requirement in our regional GSM licenses that certain networks cover specified cities by a specified date is a relatively new type of licensing requirement. Russian telecommunications legislation does not clearly define what "coverage" of a city means and does not clearly regulate the construction and launching of GSM networks. As a result, there is a possibility that the Ministry of Information Technologies and Communications (or any successor to the powers of the former Ministry of Communications) or the Federal Surveillance Service for Communications may interpret the requirements differently than us and, consequently, we may be in violation of our regional GSM licenses despite our best efforts at compliance. In a non-binding clarification from the Ministry of Communications issued in December 2001, the Ministry of Communications stated that this coverage requirement could be met by GSM-900 coverage, and that no minimum number of base stations need be installed to meet this requirement. Accordingly, it is our understanding that so long as at least one base station is installed in each such city in the 900 MHz frequency range, the license requirement is met. As of today, we have installed at least one 900 MHz base station, based upon all necessary permissions that we are required to receive from various Russian government agencies, in each of the cities indicated in each of our licenses except in Naberezhnye Chelny in the Volga license area and except for those cities in which the start-of service date has been extended to December 31, 2004 (and we believe that the dates by which the territorial coverage requirements must be met were also deemed to be extended as a result of the extension of the start-of service dates). We are currently in the process of obtaining the necessary governmental permissions for our 900 MHz base station in Naberezhnye Chelny. However, on April 26, 2004, we received a notice from the local Gossvyaznadzor stating that some of our base stations in the Republic of Tatarstan (which is part of the Volga super-region), including our base station in Naberezhnye Chelny, did not have all necessary permissions and, therefore, we were in violation of certain terms of our relevant GSM license. We cannot assure you that we will be able to obtain all governmental permissions for our 900 MHz base station in Naberezhnye Chelny, notwithstanding the fact that we have applied for such permissions. We also cannot assure you that the Ministry of Information Technologies and Communications (or any successor to the powers of the former Ministry of Communications) or the Federal Surveillance Service for Communications will not find that we did not fully meet our coverage requirements by December 31, 2001 in some or all cities or that our delay in meeting the coverage requirement should be considered to have been cured.

         Our GSM licenses covering the Northwest and Ural regions require us to meet certain coverage requirements (expressed as percentages of the population). Our license covering the Northwest region requires us to provide coverage to 20.0%, 40.0% and 80.0% of the covered population by December 31, 2004, December 31, 2006 and December 31, 2011, respectively. Our license for the Ural region requires us to provide coverage to 30.0% and 70.0% of covered territory's population by December 31, 2005 and December 2012, respectively. Additionally, our GSM licenses covering the Northwest and Ural regions each contain a start-of-service requirement for the area covered by each license. However, these start-of-service requirements do not provide specific start-of-service dates for each administrative subject area covered by each license. In the past, we have interpreted such provisions to require us to install a network in at least one administrative subject area covered by each license. Because we do not know whether the Federal Surveillance Service for Communications will interpret this start-of-service requirement in the same manner as its predecessor, we cannot assure you that it will not determine that we have violated the start-of-service requirement if we do not start to provide service in each administrative subject within the license area by the start-of-service date specified in the license. If we fail to meet any of these coverage and start-of-service requirements in our licenses, we anticipate that the Ministry of Information Technologies and Communications (or any successor to the powers of the former Ministry of Communications) or the Federal Surveillance Service for Communications would provide a warning to our Company or our subsidiaries and provide us with an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace period afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the Federal Surveillance Service for Communications could decide to suspend or terminate the entire license. The occurrence of any of these events would adversely affect our ability to build out our networks in the regions in accordance with our business plan and could harm our reputation in the regions.

         If we fail to completely fulfill the specific terms of any of our GSM licenses, frequency permissions or other governmental permissions or if we provide services in a manner that violates applicable legislation, government regulators may levy fines, suspend or terminate our licenses, frequency permissions or other governmental permissions. A suspension or termination of any of our GSM licenses could harm our business and our results of operations.

         RISKS RELATED TO THE LEGAL AND REGULATORY ENVIRONMENT IN RUSSIA

If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which might adversely affect our business.

         We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. Until recently, we have been able to cure many, but not all, violations found by the regulators within the applicable grace period and/or pay fines. However, we cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices or that Gossvyaznadzor will be satisfied by the remedial actions we have taken or will take.

         In 2003 and through May 15, 2004, we received approximately 66 notices from Gossvyaznadzor in connection with our operations nationwide. We have received notices with respect to violations of each of our seven super-regional GSM licenses, including our GSM license in the Moscow license area. We have taken measures that we believe evidence compliance with the requirements of 42 of these notices and are in the process of complying with the remaining 24 notices. We have not complied within the cure periods specified in a number of these notices, primarily due to delays in the issuances of frequency permits, permissions for the installation of base stations and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network). These delays are largely due to the fact that the implementing regulations setting forth the procedure for the issuance of such permits and permissions under the New Law have not yet been adopted and the fact that the governmental authorities responsible for enacting the regulations and issuing the permissions have been reorganized in 2004. As a result, the issuance of permits and permissions has been delayed. With respect to a portion of the cure periods which we have not met, Gossvyaznadzor orally extended the time period for compliance recognizing the cause of the delay, but we have not obtained confirmations of such extensions in writing. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. In addition, these notices include, for example, a challenge to our use of the GSM license for the Moscow license area, the use of local numbers which have been assigned to other operators such as Combellga, the form of subscriber agreement used in the regions, the form of subscriber agreement concluded by our agent, Corbina-Telecom, with respect to services under our AMPS/D-AMPS license for the Moscow license area and the form of our interconnect agreements. See the risk factors in the Annual Report on Form 20-F entitled "Risk Factors--Risks Related to Our Business--If our agency relationship with KB Impuls is determined to violate Russian law and KB Impuls's license for the Moscow license area is suspended or terminated, our business will be materially adversely affected," and "Risk Factors--Risks Related to Our Business--We are required to route our international traffic from our GSM subscribers through Rostelecom but we cannot provide assurances that Rostelecom will have sufficient capacity or that the regulator will confirm that our routing of traffic complies with this requirement." We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the Federal Surveillance Service for Communications will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by Gossvyaznadzor, its successor entity or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of our licenses, frequency allocations, authorizations, registrations or other permissions, any of which could increase our estimated costs and adversely affect our business.

The Russian Currency Control System could adversely affect our ability to make payments under our financial obligations.

         A new Federal Law No. 173-FZ "On Currency Control and Regulation" dated December 10, 2003, which we refer to as the New Currency Law, introduces a new currency control regime that will come into force on June 18, 2004. According to this new regime, which appears to be more liberal than the existing one, only a limited number of requirements and restrictions can be imposed in respect of currency operations (such as, for instance, requirements relating to reserves and/or to effect certain operations through special accounts). However, the implementing regulations have not yet been adopted by the Central Bank and the Russian Government for the New Currency Law and it is not possible to predict the effect those regulations will have on our business or on the payments that we will make under our financial obligations. The New Currency Law and related regulations (some of which have not yet been promulgated) may likely impose reserve requirements on us in connection with any foreign currency transactions, including foreign currency-denominated loans and acquisitions of foreign securities. The reserve requirements are expected to provide that funds be set aside in a non-interest bearing ruble account at an authorized Russian bank for a period of up to one year and for an amount of up to 100% of the value of the transaction. The New Currency Law and related regulations may result in uncertainties or disputes in interpretation and may be more restrictive than the existing currency law and regulations As a result, there may be negative effects on our Company's business and our ability to make payments under financial obligations.


                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis should be read in conjunction with the section of the Annual Report on Form 20-F entitled "Item 5--Operating and Financial Review and Prospects," our consolidated financial statements and the related notes included in the Annual Report on Form 20-F and elsewhere in this Form 6-K and VimpelCom's first quarter 2004 operating and financial results press release submitted in a Form 6-K dated May 27, 2004. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed above and in the section of the Annual Report on Form 20-F entitled "Item 3--Key Information--D. Risk Factors."

LIQUIDITY AND CAPITAL RESOURCES

Financing activities

         2004. In April 2004, the Savings Bank of the Russian Federation, or Sberbank, provided our Company with a five-year U.S. dollar-denominated secured nonrevolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may change upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending April 14, 2009. On May 13, 2004, we drew down US$65.7 million of the credit line and provided those funds to VimpelCom-Region pursuant to an existing inter-company loan agreement. On June 8, 2004 we drew down an additional US$29.1 million. The end of the drawdown period under the credit line falls on April 14, 2005. The credit line is secured by a pledge of shares in certain of our directly and indirectly owned subsidiaries and will be secured by a pledge of real estate, telecommunications equipment and additional shares in certain of our directly and indirectly owned subsidiaries. Our Company's ability to draw upon the credit line is conditioned upon our Company's ability to pledge assets with a value sufficient to fully secure the borrowings under the credit line. The proceeds of the credit line may be used to finance the expansion of our business. The credit line with Sberbank contains certain restrictive covenants that, among other things, limit borrowings by our Company and certain of our subsidiaries and requires that a specified amount of our Company's aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our Company's ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

     On May 7, 2004, in accordance with the terms of the Russian ruble-denominated bonds, our subsidiary Limited Liability Company VimpelCom Finance ("VimpelCom Finance") set the annual interest rate for the third and subsequent interest payments at 9.9%. On May 18, 2004, bondholders exercised a put option on bonds with an aggregate principal amount of approximately 2.5 billion Russian rubles (US$86.4 million at the Central Bank of Russia exchange rate on May 18, 2004), or approximately 83.7% of the outstanding principal amount of the bonds, at 100.0% of the principal amount of the bonds. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004 partly by VimpelCom-Region and partly by ZAO Raiffeisen Bank Austria ("Raiffeisen Bank") pursuant to the arrangement between Raiffeisen Bank and VimpelCom-Region described below. The bonds acquired by VimpelCom-Region and Raiffeisen Bank in connection with the May 18, 2004 redemption are available for resale in the Russian secondary market in accordance with Russian law. As of the date hereof, VimpelCom-Region has sold bonds with a principal amount of 150 million Russian rubles back into the secondary market.

         In May 2004, VimpelCom-Region entered into an arrangement with Raiffeisen Bank in connection with the redemption of the Russian ruble-denominated bonds issued by VimpelCom-Finance. In accordance with the terms of the arrangement, Raiffeisen Bank acquired certain of the bonds tendered for redemption and VimpelCom- Region undertook an obligation to purchase all of the bonds held by Raiffeisen Bank as of May 18, 2004. Pursuant to the arrangement on May 25, 2004, VimpelCom-Region purchased from Raiffeisen Bank bonds with an aggregate principal amount of 0.5 billion Russian rubles (US$18.4 million at the Central Bank of Russia exchange rate on May 18, 2004) at 100.03% of the principal amount of the bonds plus accrued interest, equal to 0.19% of the principal amount of the bonds. Also, as part of the arrangement, VimpelCom-Region has an irrevocable obligation to purchase the remaining bonds held by Raiffeisen Bank on August 18, 2004 at 100.78% of their principal amount plus accrued interest, equal to 2.495% of the principal amount of the bonds, if requested by Raiffeisen Bank. VimpelCom-Region may be required to purchase bonds with an aggregate principal amount up to 1.0 billion Russian rubles (US$34.4 million at the Central Bank of Russia exchange rate on May 18, 2004).

Equipment Financing

         2004. In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska Handelsbanken AB (publ) with a credit limit of US$69.7 million. The credit line bears interest at the rate of six month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semiannual installments over a seven-year period. Repayment commences not later than November 20, 2004. The end of the delivery period for the purchased equipment falls on October 20, 2004. The credit line is secured by a pledge of the telecommunications equipment acquired from Ericsson, a guarantee from the Swedish Export Credit Agency "EKN" and a guarantee from our Company for 20.0% of the outstanding indebtedness under the loan. In addition to interest payments, VimpelCom-Region has paid EKN a fee in the amount of 9.82% of the total commitment under this loan (to be partially reimbursed if VimpelCom-Region borrows less than the total commitment under this loan). The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and to refinance the EKN Premium. VimpelCom-Region's credit agreement with Svenska Handelsbanken AB (publ) contains certain covenants that, among other things, limit VimpelCom-Region's ability to grant loans (with certain exceptions) and repay its debt to our Company (the minimal level of indebtedness to our Company is set at US$110.0 million). In addition, these covenants limit VimpelCom-Region's ability to effect a merger of VimpelCom-Region with other entities outside our group of companies. However, VimpelCom-Region is permitted to prepay at interest payment dates any amounts outstanding under this loan. VimpelCom and Svenska Handelsbanken AB (publ) will amend and restate this credit agreement with VimpelCom as the borrower upon completion of the proposed merger of VimpelCom-Region into VimpelCom. Svenska Handelsbanken AB (publ) and VimpelCom have already negotiated the terms of this amended and restated credit agreement. The interest rate, the repayment date and the guarantee from the EKN will remain the same. VimpelCom's guarantee of VimpelCom-Region's debt as described above and the restriction on VimpelCom-Region's ability to pay debt to VimpelCom will cease to exist under this credit facility upon amendment and restatement of the credit agreement. As of March 31, 2004, US$4.4 million was outstanding under this loan. Subsequent to March 31, 2004, VimpelCom-Region has drawn down an additional US$13.0 million of the credit line.

         In April 2004, VimpelCom-Region repaid all outstanding amounts on the vendor financing agreements with Alcatel SEL AG in the amount of US$11.3 million, including interest.

Future capital requirements

         Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our estimated capital expenditures for 2004 are approximately US$920.0 million, which we currently intend to invest in our network development. This amount does not include amounts that may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas.

         We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

         o    cash currently held by our Company;

         o    operating cash flows;

         o Export Credit Agency guaranteed financing, including our non-revolving credit agreement with Svenska Handelsbanken AB
              (publ);

         o borrowings under bank financings, including credit lines currently available to us; and

         o debt financings from Russian and international capital markets, including the proceeds from this offering.

         We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.


                           INFORMATION ON THE COMPANY

LEGAL PROCEEDINGS

         On January 9, 2004, KB Impuls officially received a notice dated December 30, 2003 from the local regulatory arm of the former Ministry of Communications, the Moscow Department of Supervision over Communications and Informatization in the Russian Federation, or Moscow Gossvyaznadzor, containing a provision that raised issues regarding the adequacy of the documentation of the agency relationship pursuant to which our Company acts as KB Impuls's agent for concluding agreements with KB Impuls's Moscow GSM subscribers. In the relevant notice provision, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreements and the agency agreement as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, has violated Russian law, and second, that our agency agreement with KB Impuls does not specifically provide that we will sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. The notice did not specify the remedial action to be taken and requests to the authorities for clarification on action to be taken by KB Impuls were not answered. The notice specified that the violations in this provision were to be cured by February 1, 2004. Notwithstanding this uncertainty and our belief that there were no violations of Russian law, in January 2004, we amended our form of subscriber agreements to be concluded on behalf of KB Impuls and we amended our agency agreement with KB Impuls in an attempt to address concerns raised by Moscow Gossvyaznadzor. However, due to the lack of clarification, there can be no assurance that such amendments would be deemed to have cured any violations alleged by Moscow Gossvyaznadzor.

         KB Impuls challenged this provision in the Moscow Gossvyaznadzor notice and on March 18, 2004, the Moscow Arbitrazh Court ruled in favor of KB Impuls and invalidated the relevant provision of the December 30, 2003 notice. Moscow Gossvyaznadzor attempted to involve the Moscow Prosecutors' office in the case, but this motion was defeated. In late April 2004, Moscow Gossvyaznadzor filed an appeal and the Appellate Panel of the Moscow Arbitrazh Court issued a decision on June 1, 2004 confirming the lower court's ruling in favor of KB Impuls. Moscow Gossvyaznadzor has publicly stated that it will appeal this decision. If Moscow Gossvyaznadzor prevails in the appeal, it is unclear whether steps already taken would be deemed to have cured the alleged violations, and, if not, what steps we would be required to take in order to cure the alleged violations and whether we could do so within the time period to be allocated to us.

         On February 4, 2004, our Company received a resolution issued by the Moscow Prosecutors' office declaring the initiation of a criminal case stemming from allegations by a small Moscow-based company that claimed that we operated our business without a license. We immediately appealed the move by the Moscow Prosecutors' office and subsequently received an official notice from the Moscow Prosecutors' office stating that because there was no basis for the case against us, the case had been dismissed. The company that initially made the allegations challenged this decision, but the court upheld the prosecutor's decision to dismiss the criminal case. This same company has filed a further appeal and we cannot assure you that the decision to dismiss the criminal case and the upholding of such decision by the court will be upheld on such further appeal. In addition, there is no assurance that there will be no other criminal investigations launched into the activities of our group. Criminal investigations into our activities may have a material adverse effect on our business.

         Several subscribers have filed civil suits against us challenging our agency relationship with KB Impuls, claiming that VimpelCom provides telecommunications services without a license in Moscow and the Moscow region and/or claiming that their subscriber agreements should be terminated and that they should be compensated for all amounts paid to us. The former Ministry of Communications was brought into certain of these suits as a third party and has assisted the subscriber in each of the cases in which it is involved. In addition, there have been attempts to bring other parties into these cases, including other regulatory bodies, but to date, these motions have been defeated. We have ultimately successfully defended our agency relationship against such claims by subscribers, although we lost one such case on the basis of the argument that there is no agency relationship between VimpelCom and KB Impuls and that VimpelCom was "unjustly enriched"; however, the appeals court in the Moscow region overturned the ruling and found in our favor. In each of these cases, the subscribers have the right to appeal the decision. In addition, several subscriber claims (filed in courts in Moscow as well as the regions) have not yet been heard, other claims remain subject to further appeal and the media has reported that additional subscriber claims may be brought as part of a coordinated effort. There is an issue as to whether the courts will enforce the provision in our subscriber agreements stating that all lawsuits shall be heard in the court where the operator is located. At least one court has disregarded this clause and, although other courts have enforced this provision, at least one such decision is under appeal. We cannot assure you that we will ultimately prevail in these cases or that different courts will reach the same decision. Although Russian court rulings are not generally binding on other Russian courts, rulings that are unfavorable to us may have persuasive force in other cases brought against us and they may make us more vulnerable to unfavorable rulings in pending cases or in cases that may be brought in the future by other subscribers, groups of subscribers or third parties on similar grounds or on the basis of different arguments. Although the monetary value of each claim currently pending may not be material, our business may be adversely affected if management is forced to focus its attention and the Company's resources toward defending the Company against these and similar claims, should they arise. An increase in the number of claims brought against us may cause management to expend additional time and resources to resolve such claims and may ultimately have a material adverse effect on our business and results of operations. In addition, the tax authorities and other regulatory bodies may also file claims against us if, among other things, our subscriber agreements are declared invalid.

         Additionally, other subscribers have filed claims against us alleging that we have engaged in fraudulent advertising, that we do not have the right to keep the balance on any prepaid account at the time the subscriber terminates service with us or the time for the use of such account has expired, and that the quality of our telecommunications services is not acceptable. Certain subscribers have also filed similar complaints with the anti-monopoly authorities and the communications regulatory bodies, as well as complaints with these bodies alleging that their rights were violated as a result of our agency relationship with KB Impuls. In several cases, the anti-monopoly authorities have found in favor of subscribers, ruling that the terms of our prepaid contracts violated the subscribers' rights because unspent amounts under their prepaid contracts were not refunded when the contracts were terminated by the subscribers. The decisions of the anti-monopoly authorities also allege other inconsistencies between our subscriber agreements and Russian law. We have settled with certain of these subscribers, but plan to appeal certain rulings by the anti-monopoly authorities. There can be no assurance that we will prevail or that other subscribers will not file claims. In the event that we are required to return such prepaid amounts, we will have to make modifications to our billing system which will result in additional expenses. There is reportedly coordination among some of these subscribers, as well as with the company that made allegations leading to the initiation of the criminal case. Some or all of these rulings referred to above may be appealed and other cases have not yet been decided. We cannot assure you that similar claims will not be filed or that the rulings taken by the courts in the future will be in our favor, and adverse decisions may have an adverse effect on our group. We are also involved in various lawsuits and claims incidental to our business, including disputes with the Russian tax authorities. In our opinion, the ultimate liabilities, if any, resulting from these lawsuits, claims and disputes incidental to our business will not materially affect our business, financial position or results of operations.

         To date, we have no provision in our accounts for any of the matters described above.
                                    15

                          INDEX TO FINANCIAL STATEMENTS
               OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"


Condensed Consolidated Balance Sheets at March 31,
  2004 and December 31, 2003........................................        F-2
Condensed Consolidated Statements of Income for the
  three months ended March 31, 2004 and 2003........................        F-3
Condensed Consolidated Statements of Cash Flows for
  the three months ended March 31, 2004 and 2003....................        F-4
Notes to the Condensed Consolidated Financial Statements............        F-5

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                  MARCH 31,        DECEMBER 31,
                                                                                 (UNAUDITED)         (NOTE 1)
                                                                                 -----------       ------------
                                                                                  (In thousands of US dollars,
                                                                                     except share amounts)
ASSETS
Current assets:
   Cash and cash equivalents ................................................   US$  130,552       US$  157,611
   Trade accounts receivable ................................................        109,386            113,092
   Inventory.................................................................         19,779             17,905
   Deferred income taxes ....................................................         24,031             21,377
   Input value added tax ....................................................        162,899            175,045
   Other current assets .....................................................         65,066             41,213
                                                                                ------------       ------------
Total current assets.........................................................        511,713            526,243

Property and equipment, net .................................................      1,530,372          1,460,542
Telecommunications licenses and allocations of frequencies, net .............         98,799            103,817
Other intangible assets, net ................................................         59,919             59,369
Due from related parties.....................................................          1,272              1,171
Unamortised debt issue costs ................................................          4,188              4,744
Other assets ................................................................        169,800            146,346
                                                                                ------------       ------------
Total assets ................................................................   US$2,376,063       US$2,302,232
                                                                                ============       ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable .........................................................   US$  172,047       US$  158,467
   Due to related parties ...................................................          6,290              8,603
   Due to employees..........................................................          9,007             14,791
   Accrued liabilities ......................................................         22,104             10,153
   Taxes payable ............................................................         67,572            101,294
   Deferred revenue .........................................................          2,596              2,701
   Deferred income taxes ....................................................          1,615              1,451
   Customer advances ........................................................        160,339            140,756
   Customer deposits ........................................................         35,984             40,719
   Capital lease obligations, current portion ...............................          8,451              6,587
   Rouble denominated bonds payable .........................................        105,317            101,852
   Bank loans, current portion ..............................................         30,691             35,343
   Equipment financing obligations, current portion .........................         73,622             70,935
                                                                                ------------       ------------
Total current liabilities ...................................................        695,635            693,652
Deferred income taxes .......................................................         31,634             34,380
Bank loans, less current portion ............................................        331,490            330,112
Capital lease obligations, less current portion .............................          7,924              9,154
Equipment financing obligations, less current portion .......................         36,288             53,008
Accrued liabilities .........................................................          4,113              4,046
Commitments and contingent liabilities (Note 9) .............................             --                 --
Minority interest............................................................        193,104            179,664
Shareholders' equity:
   Convertible voting preferred stock (.005 roubles nominal value per share),
     10,000,000 shares authorized; 6,426,600 shares issued and outstanding ..             --                 --
   Common stock (.005 roubles nominal value per share), 90,000,000 shares
     authorized; 40,332,201 shares issued....................................             90                 90
   Additional paid-in capital ...............................................        569,828            569,828
   Retained earnings.........................................................        505,393            429,262
   Accumulated other comprehensive income, net of tax of US$969..............          3,994              2,466
   Treasury stock, at cost, 160,634 shares of common stock
      (December 31, 2003: 160,634) ..........................................         (3,430)            (3,430)
                                                                                ------------       ------------
Total shareholders' equity ..................................................      1,075,875            998,216
                                                                                ------------       ------------
Total liabilities and shareholders' equity ..................................   US$2,376,063       US$2,302,232
                                                                                ============       ============

See accompanying notes.

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                                   THREE MONTHS ENDED MARCH 31,
                                                                                   2004                    2003
                                                                                   ----                    ----
                                                                                   (In thousands of US dollars,
                                                                                  except per share (ADS) amounts)
OPERATING REVENUES:
   Service revenues and connection fees .....................................   US$400,903            US$230,099
   Sales of handsets and accessories ........................................       15,774                13,426
   Other revenues ...........................................................        1,020                   912
                                                                                ----------            ----------
Total operating revenues ....................................................      417,697               244,437
                                                                                ----------            ----------
OPERATING EXPENSES:
   Service costs ............................................................       62,365                37,160
   Cost of handsets and accessories sold ....................................       13,191                10,707
   Selling, general and administrative expenses .............................      138,013                85,310
   Depreciation..............................................................       57,337                31,678
   Amortization .............................................................        9,143                 7,372
   Provision for doubtful accounts ..........................................        2,103                 3,324
                                                                                ----------            ----------
Total operating expenses ....................................................      282,152               175,551
                                                                                ----------            ----------
OPERATING INCOME ............................................................      135,545                68,886
OTHER INCOME AND EXPENSES:
   Interest income ..........................................................        1,501                 1,998
   Other income .............................................................          354                   574
   Interest expense .........................................................      (13,856)              (16,036)
   Other expenses ...........................................................         (403)                 (432)
   Net foreign exchange gain ................................................        1,671                 1,327
                                                                                ----------            ----------
Total other income and expenses .............................................      (10,733)              (12,569)
                                                                                ----------            ----------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST ............................      124,812                56,317
Income tax expense (Note 3)..................................................       36,699                14,912
Minority interest in net earnings of subsidiaries............................       11,982                    18
                                                                                ----------            ----------
NET INCOME ..................................................................   US$ 76,131            US$ 41,387
                                                                                ==========            ==========

BASIC EPS (Note 7):
NET INCOME PER COMMON SHARE .................................................   US$   1.90            US$   1.09
                                                                                ==========            ==========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING ..................................       40,172                38,073
                                                                                ==========            ==========

NET INCOME PER ADS EQUIVALENT ...............................................   US$   1.43            US$   0.82
                                                                                ==========            ==========

DILUTED EPS (Note 7):
NET INCOME PER COMMON SHARE .................................................   US$   1.63            US$   0.93
                                                                                ==========            ==========
WEIGHTED AVERAGE DILUTED SHARES .............................................       46,632                44,544
                                                                                ==========            ==========
NET INCOME PER ADS EQUIVALENT ...............................................   US$   1.22            US$   0.70
                                                                                ==========            ==========

See accompanying notes.

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   THREE MONTHS ENDED MARCH 31,
                                                                                   2004                    2003
                                                                                   ----                    ----
                                                                                   (In thousands of US dollars)

NET CASH PROVIDED BY OPERATING ACTIVITIES ...................................   US $116,669           US$  75,065
Proceeds from bank and other loans ..........................................         7,189                56,962
Repayments of bank and other loans ..........................................       (10,587)              (20,910)
Payments of fees in respect of debt issue ...................................            --                (1,249)
Repayment of equipment financing obligations ................................       (14,265)              (23,824)
Repayment of capital lease obligations.......................................          (131)                 (439)
                                                                                -----------           -----------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES .........................       (17,794)               10,540
Purchase of property and equipment ..........................................      (107,536)              (87,799)
Purchase of StavTeleSot stock, net of cash acquired of US$658 ...............            --               (38,143)
Purchase of intangible assets................................................        (4,039)               (5,435)
Purchase of other assets.....................................................       (13,550)               (7,969)
                                                                                -----------           -----------
NET CASH USED IN INVESTING ACTIVITIES........................................      (125,125)             (139,346)
EFFECT OF EXCHANGE RATE CHANGES ON CASH .....................................          (809)                1,442
                                                                                -----------           -----------
NET DECREASE IN CASH ........................................................       (27,059)              (52,299)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.............................       157,611               263,657
                                                                                -----------           -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ..................................   US$ 130,552           US$ 211,358
                                                                                ===========           ===========
SUPPLEMENTAL CASH FLOW INFORMATION
   Non-cash activities:
     Equipment acquired under financing and capital lease agreements ........   US$   1,659           US$  24,077
     Accounts payable for equipment and other long-lived assets..............        66,505                50,137
     Accrued debt and equity offering costs..................................           236                   294
     Operating activities financed by sale of treasury stock ................            --                 1,262
     Acquisitions:
        Fair value of assets acquired .......................................            --                66,634
        Difference between the amount paid and the fair value of net
           assets acquired ..................................................            --                (4,699)
        Cash paid for the capital stock .....................................            --               (38,801)
                                                                                -----------           -----------
        Liabilities assumed .................................................   US$      --           US$  23,134
                                                                                ===========           ===========

See accompanying notes.

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

            For the three-month periods ended March 31, 2004 and 2003

       (Amounts presented are in thousands of US dollars unless otherwise indicated and except per share (ADS) amounts)

1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") for interim financial information and with the instructions of the United States Securities and Exchange Commission to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual complete financial statements. In the opinion of VimpelCom's management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2004, are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. For further information, refer to VimpelCom's audited consolidated financial statements for the year ended December 31, 2003.

     The balance sheet at December 31, 2003 presented herein has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for annual complete financial statements.


FOREIGN CURRENCY TRANSLATION

     The functional currency of VimpelCom and its subsidiaries, except for Closed Joint Stock Company Cellular Company ("Cellular Company"), Open Joint Stock Company Orensot ("Orensot") and Closed Joint Stock Company StavTeleSot ("StavTeleSot"), is the US dollar because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian roubles and Euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

     Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

     Cellular Company's, Orensot's and StavTeleSot's functional currency is the Russian rouble because the majority of their revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian roubles. Assets and liabilities of these companies are translated into US dollars at exchange rates prevailing on the balance sheet date; revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transactions dates. Translation adjustments resulting from the process of translating their financial statements into US dollars are reported in other comprehensive income, a separate component of shareholders' equity.

     The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia ("CBR"). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR.

     As of March 31, 2004, December 31, 2003, and March 31, 2003, the official rates of exchange were 28.49 roubles = US$1, 29.45 roubles = US$1 and 31.38 roubles = US$1, respectively. The translation of roubledenominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.


DOUBTFUL ACCOUNTS

     VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.


PROPERTY AND EQUIPMENT

     Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of seven years, or the lease term, whichever is shorter. Buildings and leasehold improvements are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

     Repair and maintenance costs are expensed as incurred.


INTANGIBLE ASSETS

     Intangible assets consist primarily of telephone line capacity, wireless licenses, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

     In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.


LONG-LIVED ASSETS

     VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

REVENUE RECOGNITION

     VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom's network. Value added services include short messages ("SMS"), caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

     VimpelCom determined that the sale of wireless services through VimpelCom's direct sales channel with an accompanying handset constitutes a revenue arrangement with multiple deliverables. In accordance with the provisions of the Emerging Issue Task Force ("EITF") 00-21 "Revenue Arrangements with Multiple Deliverables", VimpelCom allocates the arrangement consideration to the separate units of accounting, including the wireless service and handset, based on their relative fair values.

     In accordance with the provisions of the US SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements", VimpelCom defers telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally two years.


DEFERRED TAXES

VimpelCom computes and records income tax in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.


CONCENTRATION OF CREDIT RISK

     Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service for both DAMPS and GSM networks. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom's credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its subscribers, of which approximately 86% subscribed to a prepaid service as of March 31, 2004 and, accordingly, do not give rise to credit risk. VimpelCom's credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers.

     VimpelCom deposits available cash with financial institutions in the Russian Federation. Deposit insurance is not offered to financial institutions operating in Russia. To manage this credit risk, VimpelCom allocates its available cash, mainly in US dollars, to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

     Input value added tax (VAT), representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

     VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel and Technoserve A/S) provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts for financial instruments, consisting of cash and cash equivalents, trade accounts receivable, forward agreement and obligations under accounts payable approximate their fair value. The fair value of bank loans, equipment financing obligations and rouble denominated bonds (based on future cash flows discounted at current market rates) were as follows:

                                                      MARCH 31,    DECEMBER 31,
                                                        2004           2003
                                                      ---------    ------------

Rouble denominated bonds .........................   US$109,239     US$103,430
Sberbank loan to VimpelCom-Region ................       74,821         76,425
Sberbank loan to VimpelCom .......................        8,378         16,760
J.P. Morgan AG ...................................      277,286        271,759
Technoserve A/S - VimpelCom-Region ...............       16,962         19,263
Technoserve A/S - VimpelCom ......................        2,430          2,859
General DataCom ..................................        3,876          4,382


STOCK-BASED COMPENSATION

     VimpelCom follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and to make disclosures in accordance with the provisions of SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123." VimpelCom has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and related Interpretations and present pro forma disclosures of results of operations as if the fair value method had been adopted.

     The following table illustrates the effect on net income and earnings per share if VimpelCom had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                                                THREE MONTHS ENDED MARCH 31,
                                                                                2004                    2003
                                                                                ----                    ----
Net income (loss), as reported .........................................     US$76,131               US$41,387
Add: Compensation expense in respect of 2000 Stock Option Plan,
  as reported ..........................................................         3,233                     632
Deduct: Compensation expense in respect of 2000 Stock Option Plan
  determined under fair value based method for all awards ..............          (386)                   (215)
                                                                             ---------               ---------
Pro forma net income ...................................................     US$78,978               US$41,804
                                                                             =========               =========
Earnings per share:
  Basic--as reported ...................................................     US$  1.90               US$  1.09
  Basic--pro forma .....................................................     US$  1.97               US$  1.10
  Diluted--as reported .................................................     US$  1.63               US$  0.93
  Diluted--pro forma ...................................................     US$  1.69               US$  0.94


CONSOLIDATION OF VARIABLE INTEREST ENTITIES

     In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest ("VIE") should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation ("FIN No. 46R") substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31,

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity ("SPE"), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE.

     VimpelCom completed an evaluation of this guidance and concluded that the adoption of the provisions of FIN No. 46 did not have a material impact on its consolidated financial statements.


BUSINESS COMBINATIONS

     VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying assets, including intangible assets, and liabilities based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items.


2.   CHANGE IN ESTIMATE

     In January 2004, VimpelCom changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 years. The change decreased net income for the three-month period ended March 31, 2004 by approximately US$7,726, equivalent to US$0.19 per share of common stock - basic and US$0.17 per share of common stock - diluted. This change occurred due to VimpelCom's continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.


3.   INCOME TAXES

     The provision for income taxes varies from expected income tax expense calculated at the statutory rate due to certain tax exemptions applicable under Russian tax legislation and to the non-deductibility of certain expenses. Income tax exemptions relate primarily to accumulated tax losses, which may be carried forward for use against future income. Non-deductible expenses consist primarily of legal, consulting, representational and other expenses in excess of allowable limits.


4.   COMPREHENSIVE INCOME

     For the three-month periods ended March 31, 2004 and 2003, comprehensive income for VimpelCom comprised US$77,659 and US$42,013, respectively. Comprehensive income for the three-month periods ended March 31, 2004 and 2003 included net income in the amount of US$76,131 and US$41,387, respectively, and other comprehensive income (foreign currency translation adjustment) in the amount of US$1,528 and US$626, net of minority interest in the amount of US$1,235, and US$352, respectively.


5.   BANK LOANS

     On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated, credit line of US$69,700 to Open Joint Stock Company VimpelCom-Region ("VimpelCom-Region"), a subsidiary of VimpelCom. VimpelCom-Region has the right to draw down the entire amount before November 10, 2004. The loan is to be repaid in fourteen equal instalments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom-Region is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. As of March 31, 2004 VimpelCom-Region draw down US$4,358 under this credit line.

     On February 24, 2004, VimpelCom-Region and Svenska Handelsbanken AB signed a pledge agreement. Under the pledge agreement, certain equipment and related software received under a Supply Contract with

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

Ericsson AB is to be pledged as security for the obligations under the Svenska Handelsbanken AB credit agreement.

     VimpelCom irrevocably and unconditionally guarantees twenty percent of VimpelCom-Region's obligations under this credit line. The credit line is also secured by a guarantee from the Swedish Export Credit Guarantee Board "EKN" ("EKN"). In April 2004 VimpelCom-Region paid EKN 9.82% of the total committed amount (US$6,845), to be partially reimbursed if the actual amount drawn under the credit line is less than the total committed amount.


6.   GUARANTEES OF OBLIGATIONS OF CONSOLIDATED SUBSIDIARIES

     VimpelCom irrevocably and unconditionally guaranteed VimpelCom-Region's obligations under the loan from Sberbank for the total amount of US$50,000. Under the terms of the guarantee VimpelCom should pay any arrears of VimpelCom-Region within five days after Sberbank's notification. VimpelCom's guarantee is valid until VimpelCom-Region fulfils all its obligations under the loan agreement with Sberbank. As of March 31, 2004, the carrying amount of the loan principal of US$70,000 was included in the accompanying unaudited condensed consolidated balance sheet.

     VimpelCom irrevocably, fully and unconditionally guaranteed Open Joint Stock Company KB Impuls' ("KBI") payment obligations under equipment financing agreements with Alcatel for the total amount of US$70,084. VimpelCom will be liable to Alcatel if KBI fails to pay under any of the Alcatel equipment financing agreements. VimpelCom's guarantee is valid until KBI fulfils all of its payment obligations under equipment financing agreements. KBI is a subsidiary of VimpelCom.

     VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom-Region's obligations under equipment financing agreements with Alcatel for the total amount of EURO 9,165 thousand (US$11,177 at exchange rate as of March 31, 2004). VimpelCom will be liable to Alcatel if VimpelCom-Region defaulted under equipment financing agreements. VimpelCom's guarantee is valid until VimpelCom-Region fulfils all its obligations under equipment financing agreements. VimpelCom-Region repaid all amounts due under the Alcatel equipment financing agreements in April 2004.

     VimpelCom-Region irrevocably, fully and unconditionally guaranteed Limited Liability Company VimpelCom Finance's ("VimpelCom Finance") obligations under rouble denominated bonds. Under the terms of the guarantee VimpelCom-Region should pay any arrears of VimpelCom Finance under the rouble denominated bonds up to a maximum of 3,000,000 thousand roubles, which equalled the aggregate principle amount of the bonds at issuance. VimpelCom-Region's guarantee is valid until VimpelCom Finance fulfils all its obligations under rouble denominated bonds. As of March 31, 2004, the carrying amount of the rouble denominated bonds of US$105,317 was included in the accompanying unaudited condensed consolidated balance sheet. VimpelCom Finance is an ultimate subsidiary of VimpelCom-Region.

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

7.   EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                                THREE MONTHS ENDED MARCH 31,
                                                                                2004                    2003
                                                                                ----                    ----
                                                                                (In thousands of US dollars,
                                                                                  except per share amounts)
Numerator:
Net income ..............................................................    US$76,131               US$41,387
Denominator:
  Denominator for basic earnings per share - weighted average shares ....       40,172                  38,073
  Effect of dilutive securities:
    Convertible preferred stock .........................................        6,427                   6,427
    Employee stock options...............................................           33                      44
                                                                             ---------               ---------
  Denominator for diluted earnings per share - assumed conversions ......       46,632                  44,544
                                                                             =========               =========
Basic net income per common share .......................................         1.90                    1.09
                                                                             =========               =========
Diluted net income per common share .....................................         1.63                    0.93
                                                                             =========               =========

     Senior convertible notes were not included in the computation of earnings per share assuming dilution for the three-month period ended March 31, 2003 because they would not have a dilutive effect for the these period.


8.   SEGMENT INFORMATION

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires companies to provide certain information about their operating segments. VimpelCom has two reportable segments: the Moscow license area and the regions outside of the Moscow license area (the "Regions"). The Moscow license area includes the city of Moscow and the Moscow region. The Regions include all other regions of the Russian Federation.

     Management decided to organize the enterprise based on geographical areas. Management analyses the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different investment and marketing strategies. The Moscow license area represents a more developed market for VimpelCom's services compared to the Regions.

     The Board of Directors and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom's consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

     Financial information by reportable segment for the three-month periods ended March 31, 2004 and 2003 is presented in the following tables.

                                                                     THREE MONTHS ENDED MARCH 31, 2004
                                                             ------------------------------------------------
                                                              MOSCOW
                                                              LICENSE
                                                                AREA              REGIONS             TOTAL
                                                             ----------         ----------         ----------
Total operating revenues from external customers ........    US$256,296         US$161,401         US$417,697
Total intersegment revenues .............................        19,581             16,624             36,205
Operating income ........................................        88,437             46,321            134,758
Income before income taxes and minority interest.........        84,724             39,177            123,901
Net income ..............................................        60,000             26,785             86,785

                                                                     THREE MONTHS ENDED MARCH 31, 2003
                                                             ------------------------------------------------
                                                              MOSCOW
                                                              LICENSE
                                                                AREA              REGIONS             TOTAL
                                                             ----------         ----------         ----------
Total operating revenues from external customers ........    US$179,377         US$ 65,060         US$244,437
Total intersegment revenues .............................        12,855              5,058             17,913
Operating income ........................................        62,096              6,081             68,177
Income before income taxes and minority interest.........        53,063              2,506             55,569
Net income ..............................................        39,863                 37             39,900

     Information about total assets of each reportable segment as of March 31, 2004 and December 31, 2003 follows:

                                             MARCH 31,        DECEMBER 31,
                                               2004               2003
                                           ------------       ------------

Moscow License Area ...................    US$1,756,803       US$1,717,716
Regions ...............................       1,133,220          1,021,674
                                           ------------       ------------
Total .................................    US$2,890,023       US$2,739,390
                                           ============       ============

     A reconciliation of VimpelCom's total segment financial information to the corresponding consolidated amounts follows:

                                                                                     THREE MONTHS ENDED MARCH 31,
                                                                                     2004                    2003
                                                                                  ----------              ---------
Income before income taxes and minority interest
------------------------------------------------
Total income before income taxes and minority interest for reportable
segments .....................................................................    US$123,901              US$55,569
Elimination of intersegment loss before income taxes and minority interest....           911                    748
                                                                                  ----------              ---------
Total consolidated income before income taxes and minority interest...........    US$124,812              US$56,317
                                                                                  ==========              =========


                                                                                     THREE MONTHS ENDED MARCH 31,
                                                                                     2004                    2003
                                                                                  ---------               ---------
Net income
----------
Total net income for reportable segments .....................................    US$86,785               US$39,900
Minority interest in net (income) loss of subsidiaries........................      (11,982)                    253
Elimination of intersegment net income .......................................        1,328                   1,234
                                                                                  ---------               ---------
Net income....................................................................    US$76,131               US$41,387
                                                                                  =========               =========

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

                                                     March 31,     December 31,
                                                       2004            2003
                                                   ------------    -------------
Assets
------
Total assets for reportable segments ..........    US$2,890,023    US$2,739,390
Elimination of intercompany receivables .......        (513,960)       (437,158)
                                                   ------------    ------------
Total consolidated assets .....................    US$2,376,063    US$2,302,232
                                                   ============    ============


9.   CONTINGENCIES AND UNCERTAINTIES

     The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

     The taxation system in Russia is evolving as the central government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in the first quarter 2004 and previous periods which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management's best estimate.

     As of March 31, 2004, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

     In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom's liability, if any, in all pending litigation, other legal proceeding or other matters other than what is discussed herein will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

     VimpelCom's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on VimpelCom could have a significant impact on VimpelCom's ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

     VimpelCom's ability to generate revenues in Moscow and the Moscow region is dependent upon the operation of the wireless telecommunications networks under its licenses. VimpelCom's AMPS/D-AMPS license to operate in the Moscow license area expires in November 2007, while the GSM license for the Moscow license area expires in April 2008. Various regional GSM 900/1800 licenses belonging to VimpelCom-Region and its subsidiaries, Orensot, Extel, StavTeleSot and Vostok-Zapad Telecom, expire between August 2006 and November 14, 2012. Article 39 of the new Federal Law on Communications, which became effective on January 1, 2004, defines the circumstances under which a license may be revoked. However, there is no precedent as to the practical application of this new law as it applies to actual license terminations.

     VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there is only a small number of telephone line capacity suppliers in Moscow.

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

     VimpelCom's AMPS licenses to operate wireless networks in the regions (not including Moscow and the Moscow region) include a condition to make non-returnable contributions to the development of the public switched telecommunications network of the Russian Federation. The amount of contribution is unspecified and will be agreed with or determined by the respective local administrations. VimpelCom has made no significant payments and it is not possible to determine the amount that will eventually become payable.


MOSCOW GSM LICENSE

     On December 30, 2003, Gossvyaznadzor, an official body responsible for compliance with the legislation and regulations in telecommunications industry, issued Notices to each of VimpelCom and KBI ordering them to cure alleged violations of several government regulations, the Federal Law on Telecommunications, two provisions of the Civil Code of the Russian Federation (in the case of KBI) and license provisions. KBI is a wholly-owned subsidiary of VimpelCom which holds the GSM-900/1800 license for the Moscow license area. Revenues related to this license were US$245,176 and US$170,317 in the three-month periods ended March 31, 2004 and 2003, respectively, and US$868,958 and US$633,822 for the years ended December 31, 2003 and 2002, respectively.

     The Notices provided specific cure periods for many of the stated violations and required VimpelCom and KBI to notify Gossvyaznadzor of compliance with them. The Notices did not, however, specify the actions that VimpelCom and KBI must take to cure the stated violations. In management's opinion, with the exception of the stated violation that KBI is disputing and as discussed below, VimpelCom and KBI have implemented measures to comply with the Notices within the stipulated cure periods that have passed to date and have notified Gossvyaznadzor of that fact. Acting in accordance with the Notices, KBI sent to a number of local operators certain amendments to interconnect agreements with such operators. Some of such operators executed the required amendments prior to expiration of the specified cure period but some of them are still considering the amendments.

     On January 22, 2004, KBI filed a motion with the Arbitration Court of Moscow to issue a preliminary injunction to suspend Clause 5 of the Notice to KBI ("Clause 5"). KBI is disputing Clause 5, which alleges first that KBI does not have agreements for provision of telecommunications services with the subscribers of its network and thereby violates clause 1, article 779 of the Civil Code of the Russian Federation and second, that the agency agreement between VimpelCom and KBI does not specifically provide that VimpelCom shall sign agreements on provision of GSM cellular radiotelephony services on behalf of KBI and thereby violates clause 1, article 184 of the Civil Code of the Russian Federation. On January 22, 2004, the Arbitration Court of Moscow issued a ruling satisfying KBI's motion for injunctive relief by suspending Clause 5. In a separate ruling on January 22, 2004, the Arbitration Court of Moscow accepted KBI's complaint challenging the validity of Clause 5. On March 18, 2004, the Moscow Arbitrazh Court ruled in favor of KBI and invalidated the relevant provision of the December 30, 2003 notice. Gossvyaznadzor attempted to bring the Moscow Prosecutors' office into the case, but this motion was defeated. In late April 2004, Gossvyaznadzor filed an appeal and the Appellate Panel of the Moscow Arbitrazh Court issued a decision on June 1, 2004 confirming the lower court's ruling in favor of KBI. Gossvyaznadzor has publicly stated that it will appeal this decision.

     VimpelCom's management is unable to predict at this time the final outcome of this matter or whether the resolution of this matter could materially affect VimpelCom's results of operations, cash flows or financial position.


10.  SUBSEQUENT EVENTS

     On March 31, 2004, VimpelCom announced its intention to raise, subject to market and other conditions, approximately US$300,000 of debt financing by the issuance of notes in the international bond markets. The offering of the notes is currently anticipated to close during the second quarter of 2004.

     In April 2004, Sberegatelny Bank of the Russian Federation ("Sberbank") provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. The credit line bears interest at an annual rate of 8.5%, which may be changed by Sberbank upon the occurrence of certain events. The credit is to be repaid in eight equal quarterly instalments over a two-year period, beginning on February 27, 2007 and

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS" ending April 14, 2009. VimpelCom has the right to draw down the entire amount on or before April 14, 2005. Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition.

     In May 2004, VimpelCom and VimpelCom-Region signed a series of share pledge agreements with Sberbank. Under the pledge agreement, shares in certain direct and indirect subsidiaries of VimpelCom were pledged as collateral against the credit line from Sberbank to VimpelCom. Under the terms of the credit line, VimpelCom is obligated to procure in the future the pledge of certain additional shares of subsidiaries, certain items of telecommunications equipment and real estate.

     On May 20, 2003, VimpelCom-Region issued rouble denominated bonds through VimpelCom Finance, in an aggregate principal amount of 3,000,000 thousand roubles (US$105,317 at exchange rate as of March 31, 2004). The bondholders had a put option that was exercisable between May 7 and May 18, 2004 at 100.0% of nominal value plus accrued interest. The annual interest rate for the first two interest payments was 8.8%. On May 7, 2004, VimpelCom Finance announced that the interest rate for the subsequent interest payments would be 9.9%. On May 18, 2004, bondholders exercised put options on bonds with an aggregate principle amount of 2,512,569 thousand roubles.